                        UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM U-9C-3


            QUARTERLY REPORT PURSUANT TO RULE 58


            For the quarter ended June 30, 1999



                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)


   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)



Inquiries concerning this Form U-9C-3 should be directed to:
                                         Thomas J. Kloc
                                         Allegheny Energy, Inc.
                                         10435 Downsville Pike
                                         Hagerstown, MD 21740-1766
                                         (301) 665-2711

ITEM 1 - ORGANIZATION CHART


      Name                 Energy        Date of           State         Percentage
  of Reporting             gas-related  Organization         Of          of Voting
     Company               Company                      Organization  Securities Held

Allegheny Energy, Inc.  (1)

  AYP Capital, Inc.     (2)

      Allegheny Energy  (3)             July 23, 1997   Delaware         100
        Solutions, Inc.




Nature of Business:

(1)  Allegheny Energy, Inc.  holds
     directly all of the outstanding
     securities in AYP Capital, Inc.

(2)  AYP Capital, Inc. holds directly
     all of the outstanding securities in
     Allegheny Energy Solutions, Inc.

(3)  Allegheny Energy Solutions, Inc.
     marketed electric power generation
     within the scope of the Pennsylvania
     retail customer choice pilot program.
     Allegheny Energy Solutions, Inc. also
     offered products and services,
     complementing energy sales, to meet the
     needs of both business and residential
     customers.  Allegheny Energy Solutions,
     Inc. ceased operations as an
     electric generation supplier and
     discontinued supplying generation
     services with the January 1999 customer
     meter reading dates.

NOTE: Allegheny Energy Solutions, Inc. (Solutions) and Duquesne Energy Partners, Inc. (DEP) signed an Operating Agreement on November 18, 1997 to form a limited liability corporation, Allegheny
     Energy Solutions, LLC (LLC). LLC was incorporated in 1998. Solutions and DEP each hold a 50% interest in LLC. At the time LLC was formed, it was anticipated that LLC would market power under the Pennsylvania retail customers choice pilot program and provide other complementary energy services. An application was made to the Pennsylvania Public Utility Commission to transfer
     Solutions' license to market power under the Pennsylvania retail customer choice pilot program to LLC. However, an order was never issued.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


    Company            Company                           Amount
 Contributing         Receiving                        Of Capital
    Capital            Capital                        Contribution


AYP Capital, Inc.   Allegheny Energy Solutions, Inc.       $     1,000    100 Shares of Common Stock

AYP Capital, Inc.   Allegheny Energy Solutions, Inc.       $ 5,342,620    Capital Contributions





ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions performed by reporting companies on behalf of associate companies

  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

No services have been provided by the reporting company to associate companies to date.




Part II - Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

Allegheny      Allegheny     Technical    $ 35,846  $26,013     -     $ 61,859
Power          Energy        support;
Service        Solutions,    planning &
Corporation    Inc.          implementation
                             of financial
                             programs;
                             counsel on
                             corporate,
                             legal and
                             regulatory
                             matters;
                             general and
                             administrative
                             services

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related
companies:

  Total consolidated     June              $4,183,829,000               line 1
  capitalization as of   30, 1999

  Total capitalization multiplied by 15%
  (line 1 multiplied by 0.15)              $  627,574,350               line 2

  Greater of $50 million or line 2                       $ 627,574,350  line 3

  Total current aggregate investment:
  (categorized by major line of
  energy-related business)
      Allegheny Energy Solutions, Inc.      $   1,860,895

             Total current aggregate
             investment                                   $  1,860,895  line 4

  Difference between the greater of $50 million or
  15% of capitalization and the total
  aggregate investment of the registered holding
  company system
  (line 3 less line 4)                                    $625,713,455  line 5



Investments in gas-related companies:

        None




ITEM 5 - OTHER INVESTMENTS


   Major Line          Other           Other
   of Energy-        Investment      Investment         Reason for Difference
    Related           in Last         in This           in Other Investment
    Business       U-9C-3 Report    U-9C-3 Report

       None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Income for the Quarter and Year-to-date ended June 30, 1999.


Allegheny Energy Solutions, Inc. Balance Sheet as of
June 30, 1999.

                          Signature


     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ALLEGHENY ENERGY, INC.


                                   /s/ Thomas J. Kloc
                                       Thomas J. Kloc
                                       (Chief Accounting Officer)



August 27, 1999